UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

___________________________________________________________
FORM 11-K

___________________________________________________________
(Mark One):

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2016
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to                     .
Commission file number 1-12383

___________________________________________________________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below: Rockwell Automation Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Rockwell Automation, Inc., 1201 South 2nd Street, Milwaukee, Wisconsin 53204

ROCKWELL AUTOMATION RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

Page No.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2016 and 2015	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2016 and 2015	3

Notes to Financial Statements	4

SUPPLEMENTAL SCHEDULE:

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year), December 31, 2016	14

SIGNATURES	15

EXHIBIT:

Consent of Independent Registered Public Accounting Firm	16
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Rockwell Automation Retirement Savings
Plan Employees and Participants therein:

We have audited the accompanying statements of net assets available for benefits of the Rockwell Automation Retirement Savings Plan (the Plan) as of December 31, 2016 and 2015, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016, and 2015, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
The supplemental information in the accompanying schedule of Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year), December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s (DOL) Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA). The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the DOL’s Rules and Regulations for Reporting and Disclosure under ERISA. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the 2016 financial statements as a whole.

/s/ BAKER TILLY VIRCHOW KRAUSE, LLP
Milwaukee, Wisconsin
June 12, 2017

ROCKWELL AUTOMATION RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2016 AND 2015

	2016	2015
ASSETS
Investments
Investment in Master Trust, at fair value (Note 3)	$2,305,923,331	$2,166,361,951
Investment in Master Trust, at contract value (Note 3)	440,486,930	437,044,558
Total investment in Master Trust	2,746,410,261	2,603,406,509
Receivables
Notes receivable from participants	19,379,399	19,271,491
Employer contributions	9,282,344	8,637,934
Total receivables	28,661,743	27,909,425
Total assets	2,775,072,004	2,631,315,934
NET ASSETS AVAILABLE FOR BENEFITS	$2,775,072,004	$2,631,315,934
See Notes to Financial Statements.

ROCKWELL AUTOMATION RETIREMENT SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

	2016	2015
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	$2,631,315,934	$2,784,623,076
ADDITIONS:
Income (loss):
Interest in income (loss) of Master Trust	253,626,686	(23,684,904)
Interest on notes receivable from participants	808,020	807,445
Total income (loss)	254,434,706	(22,877,459)
Contributions:
Employer	28,660,700	27,458,380
Employee	76,883,954	75,988,871
Other	5,606	5,930
Total contributions	105,550,260	103,453,181
Total additions	359,984,966	80,575,722
DEDUCTIONS:
Payments to participants or beneficiaries	213,600,171	231,386,240
Administrative expenses	2,628,725	2,496,624
Total deductions	216,228,896	233,882,864
NET INCREASE (DECREASE)	143,756,070	(153,307,142)
NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$2,775,072,004	$2,631,315,934
See Notes to Financial Statements.

ROCKWELL AUTOMATION RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

1.	DESCRIPTION OF THE PLAN
The following brief description of the Rockwell Automation Retirement Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Summary Plan Description and Plan document for more complete information.

a.
General - The Plan is a defined contribution savings plan sponsored by Rockwell Automation, Inc. (“Rockwell Automation”). The Rockwell Automation Employee Benefit Plan Committee and the Plan Administrator control and manage the operation and administration of the Plan. Fidelity Management Trust Company (the “Trustee”) is the trustee of the Rockwell Automation, Inc. Defined Contribution Master Trust (the “Master Trust”). The assets of the Plan are managed by the Trustee and several other investment managers. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Participants in the Plan may invest in a suite of mutual funds, lifecycle commingled pools, core investment options and a brokerage option. In addition, the Rockwell Automation Stock Fund was available in 2016 and 2015 and is specific to the Plan.

b.
Participation - The Plan provides that eligible employees electing to become participants may contribute up to a maximum of 50% of base compensation, as defined in the Plan document. However, contributions by highly compensated participants are limited to 16% of the participant’s base compensation. Participant contributions can be made either before or after United States federal taxation of a participant’s base compensation. Participants have an option to contribute to a traditional pre-tax option, traditional after-tax option, Roth 401(k) after-tax option, or a combination of the three.

Newly hired employees are automatically enrolled at a 3% pre-tax contribution rate after 30 days of employment.
Rockwell Automation contributes an amount equal to 50% of the first 6% of base compensation contributed by the participants. All Rockwell Automation matching contributions are made to the Rockwell Automation Stock Fund. Participants may elect to transfer a portion or all of their holdings in the Rockwell Automation Stock Fund to one or more of the other investment funds.
Employees hired after June 30, 2010 are eligible for a Non-Elective contribution to the Plan. The Non-Elective contribution is based on age and years of service as of December 31 each year and ranges from 3% to 7% of eligible compensation. The contribution is paid by Rockwell Automation annually, at the end of the first quarter of the following calendar year. These participants are also eligible for the matching contribution of 50% of the first 6% of base compensation contributed to the Plan by the participants.
The contribution schedule for the Non-Elective contribution is as follows:

Age + Years of Service	Company Contribution in % of Compensation
< 40	3%
40 to 59	4%
60 to 79	5%
80 +	7%

c.
Investment Elections - Participants may contribute to any or all of the funds that are available for investments in 1% increments. Participants may change such investment elections on a daily basis. If a participant does not have an investment election on file, contributions are made to one of the lifecycle commingled pools, based on the participant’s projected retirement date. Participants can elect to use the investment services of an independent investment advisor (Financial Engines, Inc.). Financial Engines, Inc. offers two services - online advice for no direct fee and professional management for a fee. The professional management option allows Financial Engines, Inc. to direct the allocation of the balance in the individual participant’s account among the various investment options offered by the Plan. Participants can opt out of the Financial Engines, Inc. programs or change their investment options at any time through the Trustee.

d.
Unit Values - Participants do not own specific securities or other assets in the various funds, but have an interest therein represented by units valued as of the end of each business day. However, voting rights are extended to participants in proportion to their interest in each stock fund and each mutual fund, as represented by common units. Participants’ accounts are charged or credited for Plan earnings or losses from investments, as the case may be, with the number of units properly attributable to each participant.

e.
Vesting - Each participant is fully vested at all times in the portion of the participant’s account that relates to the participant’s contributions and earnings thereon. Rockwell Automation’s matching contributions, non-elective contributions and earnings are 100% vested after the participant has completed three years of vesting service, attains the age of 65 or dies while an employee of Rockwell Automation, as defined in the Plan document.

f.
Notes Receivable From Participants - A participant may obtain a loan in an amount as defined in the Plan document (not less than $1,000 and not greater than the lower of $50,000, reduced by the participant’s highest outstanding loan balance during the 12 month period before the date of the loans, or 50% of the participant’s vested account balance less any outstanding loans) from the balance of the participant’s account. Loans are secured by the remaining balance in the participant’s account. Interest is charged at a rate equal to the prime rate plus 1% as of the last day of the month before the loan is requested. The loans can be repaid through payroll deductions over terms of 12, 24, 36, 48 or 60 months, or up to 120 months for the purchase of a primary residence, or repaid in full at any time(certain historical loans may have terms in excess of 120 months). Payments of principal and interest are credited to the participant’s account. Participants may have up to two outstanding loans at any time from the Plan.

g.
Forfeitures - When certain terminations of participation in the Plan occur, the nonvested portion of the participant’s account represents a forfeiture, as defined in the Plan document. Forfeitures remain in the Plan and subsequently are used to reduce Rockwell Automation’s contributions to the Plan in accordance with ERISA. However, if the participant is re-employed with Rockwell Automation and fulfills certain requirements, as defined in the Plan document, the participant’s account will be restored. As of December 31, 2016 and 2015, forfeited nonvested accounts totaled $412,660 and $102,226, respectively. During the years ended December 31, 2016 and 2015, Rockwell Automation’s contributions were reduced by $700,000 and $1,450,000, respectively, from forfeited nonvested accounts.

h.
Plan Termination - Although Rockwell Automation has not expressed any current intent to terminate the Plan, Rockwell Automation has the authority to terminate or modify the Plan and to suspend contributions to the Plan in accordance with ERISA. If the Plan is terminated or contributions by Rockwell Automation are discontinued, each participant’s employer contribution account will be fully vested. Benefits under the Plan will be provided solely from Plan assets.

i.
Withdrawals and Distributions - Active participants may withdraw certain amounts up to their entire vested interest when the participant attains the age of 59-1/2. Active participants may also withdraw certain amounts when financial hardship is demonstrated. Participant vested amounts are payable upon retirement, death or other termination of employment.

j.	Expenses - Plan fees and expenses, including fees and expenses associated with the provision of administrative services by external service providers, are paid from Plan assets.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.
Valuation of Investments - Investments are reported at fair value (except for fully benefit-responsive investment contracts, which are reported at contract value). If available, quoted market prices are used to value investments. Quoted market prices are based on the last reported sales price on the last business day of the year. Securities traded on the over-the-counter market and listed securities for which no sale was reported on that date are valued at bid quotations. In instances where quoted market prices are not available, securities are stated at fair value as determined by independent investment brokerage firms and insurance companies.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the dividend payable date.

b.	Notes Receivable From Participants - Notes receivable from participants are valued at their unpaid principal balance plus any accrued interest.

c.
Fair Value Measurements - Accounting Standards Codification (“ASC”) Topic 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC Topic 820 are described below:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Master Trust has the ability to access.
Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability; and

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs.

d.
Use of Estimates - Estimates and assumptions made by the Plan’s management affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases to Plan assets during the reporting period. Actual results could differ from those estimates.

e.	Payment of Benefits - Benefits are recorded when paid.

f.
Risks and Uncertainties - The Plan invests in various investments. In general, investments are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of certain investments will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

g.
Recent Accounting Standards - In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). ASU 2015-07 removes the requirement to include investments in the fair value hierarchy for which fair value is measured using the net asset value practical expedient in Accounting Standards Codification 820. ASU 2015-07 requires retrospective application and is effective for fiscal years beginning after December 15, 2015. This provision was retrospectively applied.

In July 2015, the FASB issued ASU No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), and Health and Welfare Benefit Plans (Topic 965) - I. Fully Benefit-Responsive Investment Contracts; II. Plan Investment Disclosures, and III. Measurement Date Practical Expedient. Part I requires fully-benefit responsive investment contracts to be measured, presented, and disclosed only at contract value. Part II requires that investments that are measured using fair value (both participant-directed and nonparticipant-directed investments) be grouped only by general type, eliminating the need to disaggregate the investments by nature, characteristics, and risks. Part II also eliminates the disclosure of individual investments that represent 5 percent or more of net assets available for benefits and the disclosure of net appreciation or depreciation for investments by general type, requiring only presentation of net appreciation or depreciation in investments in the aggregate. Additionally, if an investment is measured using the net asset value per share as a practical expedient and that investment is a fund that files a U.S. Department of Labor Form 5500, as a direct filing entity, disclosure of that investment’s strategy is no longer required. Part III is not applicable to the Plan. The amendments in ASU 2015-12 are effective for fiscal years beginning after December 15, 2015. The amendments within Parts I and II require retrospective application. Accordingly, these provisions were retrospectively applied.

During February 2017, the FASB issued ASU 2017-06, Plan Accounting: Defined Benefit Pensions Plans (Topic 960); Defined Contribution Pension Plans (Topic 962); Health and Welfare Benefit Plans (Topic 965): Employee Master Trust Reporting. The amendments in ASU 2017-06 clarify presentation requirements for a plan’s interest in a master trust. This guidance is effective for fiscal years beginning after December 15, 2018. We are currently evaluating the impact the adoption of this guidance will have on the financial statements and related disclosures.

h.
Reclassifications - Certain amounts in the prior year financial statements have been reclassified to conform to the current year presentation. There was no impact on the net assets available for benefits.

i.
Subsequent Events – Management has evaluated the impact of all subsequent events through June 12, 2017, the date the Plan’s financial statements were available to be issued, and determined that all subsequent events have been appropriately recognized and disclosed in the accompanying financial statements.

3.	MASTER TRUST
The Plan’s investments are held in the Master Trust account at the Trustee. Use of the Master Trust permits the commingling of the trust assets of a number of benefit plans of Rockwell Automation and its subsidiaries for investment and administrative purposes. Although assets are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating the net earnings or loss of the investment accounts to the various participating plans. The plans that participate in the Master Trust are: the Rockwell Automation Retirement Savings Plan, the Rockwell Automation 1165(e) Plan, and the W Interconnections, Inc. Employee Savings Plan (collectively, the “Plans”).

The Master Trust investments are reported at fair value (except for fully benefit-responsive investment contracts, which are reported at contract value). If available, quoted market prices are used to value investments. If quoted market prices are not available, the fair value of investments is estimated primarily by independent investment brokerage firms and insurance companies.
The net earnings or loss of the accounts for each day are allocated by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of all participating plans.
The net assets of the Master Trust at December 31, 2016 and 2015 are summarized as follows:

	2016	2015
Investments:
Investments, at fair value	$2,321,265,468	$2,169,638,661
Investments, at contract value	444,656,573	437,752,979
Total investments	2,765,922,041	2,607,391,640
Accrued fees	(175,851)	(69,359)
Net assets of the Master Trust	2,765,746,190	2,607,322,281
Less amounts allocated to Rockwell Automation 1165(a) Plan and W Interconnections, Inc. Employee Savings Plan	(19,335,929)	(3,915,772)
Plan's interest in the Master Trust	$2,746,410,261	$2,603,406,509
The following is a description of the valuation methodologies used for the Master Trust’s investments measured at fair value. There have been no changes in the methodologies during the years ended December 31, 2016 and 2015.
Mutual funds – Valued at the closing price reported on the active market on which the individual funds are traded.
Lifecycle commingled pools – Valued at the net asset value (“NAV”) as determined by the custodian of the fund. The NAV is based on the fair value of the underlying assets owned by the fund, minus its liabilities, then divided by the number of units outstanding. The investment objective of these funds is to match performance of the appropriate custom target date fund index.
Brokerage accounts – Consist primarily of equity and fixed income investments valued at the most recent closing price reported on the market on which the individual securities are traded.
Separate account funds; Rockwell Automation Stock Fund – Valued at the NAV of shares held at year end based on the fair value of the underlying investments, primarily Rockwell Automation common stock and short-term investments. The fund seeks to increase value of the participant investments over the long-term by investing in Rockwell Automation common stock. Short-term investments provide needed liquidity to the fund.
Separate account funds; Other – Valued at the NAV of shares held at year end based on the fair value of the underlying investments. The objective of these funds is to provide long-term capital growth and current income (Diversified Fund) and to outperform the benchmark Russell 2500 Index over the long-term (Small & Mid Cap Equity fund).
Common collective trusts – Valued at the NAV, as reported by the fund manager, based on the fair value of the underlying investments.  The investment objective of the funds is to match the performance, adjusted for investment fees, of the S&P 500 Index (Northern Trust S&P 500 Index Fund), Barclays Capital US Aggregate Bond Index (Northern Trust Collective Aggregate Index Bond Fund), and Morgan Stanley All Country World ex-US Investable Market Index (Northern Trust ACWI ex-US Investable Market Fund).

The methods described above may produce a fair value that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Master Trust management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following tables set forth by level, within the fair value hierarchy, the fair value of the Master Trust’s investments as of December 31, 2016 and 2015:
Investments at Fair Value as of December 31, 2016

	Level 1	Level 2	Level 3	Total
Brokerage accounts:
Cash	$13,858,548	$—	$—	$13,858,548
Common stocks	26,880,466	—	—	26,880,466
Mutual funds	32,596,963	—	—	32,596,963
Other	667,290	—	—	667,290
Total assets in the fair value hierarchy	$74,003,267	$—	$—	74,003,267
Investments measured at NAV (a)				2,247,262,201
Investments at fair value				$2,321,265,468
Investments at Fair Value as of December 31, 2015

	Level 1	Level 2	Level 3	Total
Brokerage accounts:
Cash	$9,627,996	$—	$—	$9,627,996
Common stocks	21,611,795	—	—	21,611,795
Mutual funds	32,456,119	—	—	32,456,119
Other	592,079	—	—	592,079
Total brokerage accounts	64,287,989	—	—	64,287,989
Mutual Funds	1,528,672	—	—	1,528,672
Total assets in the fair value hierarchy	$65,816,661	$—	$—	65,816,661
Investments measured at NAV (a)				2,103,822,000
Investments at fair value				$2,169,638,661
(a) In accordance with ASC Subtopic 820-10, certain investments that were measured at the NAV per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the financial statements.
The following table summarizes investments for which fair value is measured using the NAV per share practical expedient as of December 31, 2016 and 2015, respectively. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

Investments Measured at NAV as of December 31, 2016

	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Separate account funds	$843,054,715	N/A	Daily	0-30 days
Lifecycle commingled pools	661,515,278	N/A	Daily	15 days
Common collective trusts	742,692,208	N/A	Daily	90 days
Total investments measured at NAV	$2,247,262,201
Investments Measured at NAV as of December 31, 2015

	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Separate account funds	$776,677,993	N/A	Daily	0-30 days
Lifecycle commingled pools	627,935,654	N/A	Daily	15 days
Common collective trusts	699,208,353	N/A	Daily	90 days
Total investments measured at NAV	$2,103,822,000
The Plan offers a Stable Value Fund option which, through the Master Trust, invests primarily in the money market investments and synthetic investment contracts. These contracts meet the fully benefit-responsive investment contract criteria and therefore are reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Master Trust. Contract value represents contributions made under each contract, plus earnings, less participant withdrawals, and administrative expenses. The contract value of synthetic investment contracts held by the Master Trust was $444,656,573 and $437,752,979 as of December 31, 2016 and 2015, respectively. The Master Trust does not invest in traditional investment contracts.
The synthetic investment contracts held by the Master Trust include wrapper contracts that provide a guarantee that the credit rate will not fall below 0%. Cash flow volatility (for example, timing of the benefit payments) as well as asset underperformance can be passed through to the Master Trust through adjustments to future contract crediting rates. Formulas are provided in each contract that adjusts renewal crediting rates to recognize the difference between the fair value and the book value of the underlying assets. Crediting rates are reviewed quarterly for resetting.
The Master Trust’s ability to receive amounts due in accordance with fully benefit-responsive investment contracts is dependent on the third-party issuer’s ability to meet its financial obligations. The issuer’s ability to meet its contractual obligations may be affected by future economic and regulatory developments.

Certain events limit the ability of the participating Plans to transact at contract value with the issuer. Such events include the following: (i) amendments to the Plans documents (including complete or partial plan termination or merger with another plan); (ii) changes to the Plans’ prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the plan sponsor or other plan sponsor events (e.g. divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plans, or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under Employee Retirement Income Security Act of 1974. The management of the Master Trust does not believe that the occurrence of any such event, which would limit the Plans’ ability to transact at contract value with participants, is probable.

In addition, certain events allow the issuer to terminate the contracts with the Plan and settle at an amount different from contract value. Such events include the following: (i) an uncured violation of the Plan’s investment guidelines; (ii) a breach of material obligation under the contract; (iii) a material misrepresentation; or (iv) a material amendment to the agreements without the consent of the issuer.

The Plan’s interest in the Stable Value Fund was approximately 99% at December 31, 2016 and 2015. The net investment income (loss) of the Master Trust for the years ended December 31, 2016 and 2015 is summarized as follows:

	2016	2015
Interest	$9,949,330	$10,250,281
Dividends	7,580,751	7,177,696
Net appreciation (depreciation) in fair value of investments:	236,604,497	(41,138,790)
Investment income (loss) of the Master Trust	254,134,578	(23,710,813)
Less income (loss) allocated to Rockwell Automation 1165(a) Plan and W Interconnections, Inc. Employee Savings Plan	(507,892)	25,909
Plan's income (loss) in the Master Trust	$253,626,686	$(23,684,904)
The Plan’s interest in the Master Trust, as a percentage of net assets held by the Master Trust, was approximately 100% at December 31, 2016 and 2015. While the Plan participates in the Master Trust, the investment portfolio is not ratable among the various participating plans. As a result, those plans with smaller participation in the common stock funds recognized disproportionately less net appreciation (depreciation) in 2016 and 2015.
The Master Trust holds certain investments that represent 10% or more of net assets. As of December 31, 2016 and 2015, the Master Trust held four of such investments totaling $1,559,577,722 and $1,457,762,867, respectively.

4.	NON-PARTICIPANT DIRECTED INVESTMENTS
Company matching contributions are directed to the Rockwell Automation Stock Fund. Information about the net assets and the significant components of the changes in net assets relating to the non-participant directed investments in the Rockwell Automation Stock Fund for the years ended December 31, 2016 and 2015 is as follows:

	2016	2015
Net Assets, Beginning of Year *	$190,900,068	$219,732,504
Changes in net assets:
Contributions	20,078,356	20,274,626
Dividends	5,258,111	5,024,000
Net appreciation (depreciation) in fair value	57,066,148	(15,086,107)
Benefits paid to participants	(11,597,850)	(14,088,580)
Administrative expenses	(19,035)	(19,217)
Transfers	(30,177,548)	(24,937,796)
Adjustments	(1,182)	638
Total changes in net assets	40,607,000	(28,832,436)
Net Assets, End of Year *	$231,507,068	$190,900,068

*	These net assets are included in the Rockwell Automation Stock Fund in the Master Trust.

5.	TAX STATUS
The Internal Revenue Service (the “IRS”) has determined and informed Rockwell Automation by letter dated April 25, 2014, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code of 1986, as amended (the “IRC”). The Plan has been amended since receiving the determination letter. The Plan Administrator believes that the Plan is currently designed and is being operated in compliance with the applicable provisions of the IRC and the Plan continues to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
Accounting principles generally accepted in the United States of America require the Plan’s management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016 and 2015, there were no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

6.	RELATED-PARTY TRANSACTIONS
Certain Master Trust investments are shares of mutual funds and lifecycle funds managed by the Trustee. Fidelity is the trustee and recordkeeper as defined by the Master Trust; therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Master Trust for investment management services were included as a reduction of the return earned on each fund.
At December 31, 2016 and 2015, the Master Trust held 2,405,011 and 2,610,944 shares, respectively, of common stock of Rockwell Automation, the sponsoring employer, with a cost basis of $83,535,840 and $79,875,328, respectively, and a fair value of $323,233,478 and $267,908,964, respectively.
During 2016 and 2015, dividends on Rockwell Automation common stock, held in the Master Trust, paid and/or credited to eligible plan participants’ accounts totaled $7,517,670 and $7,098,796, respectively.
The Plan issues loans to participants, which are secured by the participant’s account balances. These transactions qualify as party in interest transactions. As of December 31, 2016 and 2015, notes receivable from participants totaled $19,379,399 and $19,271,491, respectively.

7.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
Reconciliation of net assets available for benefits reported in the financial statements to the net assets reported on line 1(l) of the 2016 Form 5500 Schedule H, Part I is presented below.

	2016	2015
Net assets available for benefits reported in the financial statements, December 31	$2,775,072,004	$2,631,315,934
Adjustment from contract value to fair value for interest in Master Trust relating to fully benefit-responsive investment contracts	—	4,552,819
Net assets reported on Form 5500	$2,775,072,004	$2,635,868,753

Reconciliation of net increase in plan assets reported in the financial statements to the net income reported on line 2(k) of the 2016 Form 5500 Schedule H, Part II is presented below.

2016
Net increase in net assets available for benefits reported in the financial statements, December 31	$143,756,070
Change in adjustment from contract value to fair value for interest in Master Trust relating to fully benefit-responsive investment contracts	(4,552,819)
Net income as reported on Form 5500	$139,203,251

*  *  *  *  *

ROCKWELL AUTOMATION RETIREMENT SAVINGS PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i -
SCHEDULE OF ASSETS (HELD AT END OF YEAR),
DECEMBER 31, 2016
EIN 25-1797617
PLAN NUMBER 008

Column A	Column B	Column C	Column D	Column E
	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment Including Collateral, Rate of Interest, Maturity Date, Par or Maturity Value	Cost	Current Value
*	Fidelity Management Trust Company	Rockwell Automation, Inc. Defined Contribution Master Trust	$2,086,002,455	$2,746,410,261
*	Various participants	Loans from participants; rates ranging between 4.25% and 9.25%, due 2017 to 2033	—	19,379,399
	Total assets (held at end of year)		$2,086,002,455	$2,765,789,660

*	Party-in-interest

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ROCKWELL AUTOMATION RETIREMENT SAVINGS PLAN

By	/s/ Teresa E. Carpenter
Teresa E. Carpenter
Plan Administrator
Date: June 12, 2017

Exhibit A
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in the Registration Statements No. 333-184400 and 333-149581 of Rockwell Automation, Inc. on Form S-8 of our report dated June 12, 2017, appearing in this Annual Report on Form 11-K of Rockwell Automation Retirement Savings Plan for the year ended December 31, 2016.
/s/ BAKER TILLY VIRCHOW KRAUSE, LLP
Milwaukee, Wisconsin
June 12, 2017